SECURITIES AND EXCHANGE COMMISSION



                                Washington, D.C.

                                    FORM U-57



                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended



                    Windpark Gro(beta)vargula GmbH und Co. KG
         Regenerative Energiewandlung R.E.W. GmbH und Co. Zwolf Wind-KG
      Regenerative Energiewandlung R.E.W. Bluthen-Premslin GmbH und Co. KG
          Regenerative Energiewandlung R.E.W. GmbH und Co. Elf Wind KG
        Regenerative Energiewandlung R.E.W. GmbH und Co. Zwanzig Wind-KG

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                        (Name of foreign utility company)




                      General Electric Capital Corporation

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    (Name of filing company, if filed on behalf of a foreign utility company)





     General Electric Capital Corporation ("GE Capital"), a global, diversified financial services company engaged in commercial finance, consumer finance, equipment management and insurance with assets of approximately $500 billion serving consumers and businesses in 47 countries around the world, herewith files with the Securities and Exchange Commission (the "Commission") this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act").


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ITEM 1

Names and Business Addresses:

         The names and business addresses of the entities claiming foreign utility company status are:

         Windpark Gro(beta)vargula GmbH und Co. KG
         Kruger Damm 11
         16230 Breydin
         Germany

         Regenerative Energiewandlung R.E.W. GmbH und Co. Zwolf Wind - KG Feldscheide 2
         24814 Sehestedt
         Germany

         Regenerative Energiewandlung R.E.W. Bluthen-Premslin GmbH und Co. KG Feldscheide 2
         24814 Sehestedt
         Germany

         Regenerative Energiewandlung R.E.W. GmbH und Co. Elf Wind KG Feldscheide 2
         24814 Sehestedt
         Germany

         Regenerative Energiewandlung R.E.W. GmbH und Co. Zwanzig Wind - KG Feldscheide 2
         24814 Sehestedt
         Germany

         These entities are referred to collectively as "the Wind Energy Companies."

Description of Facilities:

              A. Windpark Gro(beta)vargula GmbH und Co. KG -- wind farm in Gro(beta)vargula Thuringia, with 16 wind turbines of the type REpower MD 77 (1.5 MW each, together 24 MW, hub height 100 meters).

              B. Regenerative Energiewandlung R.E.W. GmbH und Co. Zwolf Wind - KG -- wind farm in Zabelsdorf, Brandenburg, with 6 wind turbines of the type REpower MD 77 (1.5 MW each, together 9 MW, hub height 85 meters).




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              C.  Regenerative Energiewandlung R.E.W. Bluthen-Premslin GmbH und
                  Co -- wind farm in Premslin-Kribbe, Brandenburg, with 18 wind turbines of the types REpower MD 70 (3) and MD 77 (15) (1.5 MW each, together 27 MW, hub height 65 meters (MD 70), 85 meters (MD 77, 12 turbines) and 100 meters (MD 77, 3 wind turbines)).

              D. Regenerative Energiewandlung R.E.W. GmbH und Co. Elf Wind KG -- wind farm in Falkenwalde, Brandenburg, with 8 wind turbines of the type REpower MD 77 (1.5 MW each, together 12 MW, hub height 100 meters).

              E.  Regenerative Energiewandlung R.E.W. GmbH und Co. Zwanzig Wind
                  - KG -- wind farm in Heckelberg-Breydin, Brandenburg, with 10 wind turbines of the type REpower MD 77 (1.5 MW, together 15 MW, hub height 85 meters).

Ownership:

     All of the general partner interests in the Wind Energy Companies are owned by EFS Windpark Management GmbH. All of the voting securities of EFS Windpark Management GmbH and all of the limited partner interests in the Wind Energy Companies are owned by EFS Windpark Beteiligungs GmbH. All of the voting securities in EFS Windpark Beteiligungs GmbH are owned by EFS-B Inc. and GE Capital owns all of the voting securities of EFS-B Inc. GE Capital is a wholly-owned subsidiary of the General Electric Company.



ITEM 2

     There is no domestic associate public-utility company of the Wind Energy Companies.

                                    EXHIBIT A

                                 Not applicable.















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                                    Signature


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                                      General Electric Capital Corporation


                                      By:     /s/ J. Alex Urquart
                                         ---------------------------------------
                                                J. Alex Urquart


Date: July 20, 2005


























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